Filed Pursuant to Rule 433

Issuer Free Writing Prospectus dated June 22, 2022

Registration Statement No. 333-263730

TARGA RESOURCES CORP.

PRICING TERM SHEET

Issuer:	Targa Resources Corp.

Ratings* (Moody’s / S&P / Fitch):	Baa3 / BBB- / BBB-

Note type:	Senior Unsecured Notes

Pricing date:	June 22, 2022

Settlement date**:	July 7, 2022 (T+10)

Net Proceeds (before offering expenses):	$1,238,857,500

	$750,000,000 5.200% Senior Notes Due 2027	$500,000,000 6.250% Senior Notes Due 2052

Principal amount:	$750,000,000	$500,000,000

Maturity date:	July 1, 2027	July 1, 2052

Benchmark Treasury:	2.625% due May 31, 2027	2.250% due February 15, 2052

Benchmark Treasury Yield:	3.235%	3.267%

Spread to Benchmark:	+ 200 bps	+ 300 bps

Yield to Maturity:	5.235%	6.267%

Coupon:	5.200%	6.250%

Public offering price:	99.849% of the principal amount	99.773% of the principal amount

Make-Whole Call:	T + 30 bps	T + 45 bps

Call at Par:	On or after June 1, 2027 (one month prior to the maturity date)	On or after January 1, 2052 (six months prior to the maturity date)

Interest payment dates:	January 1 and July 1, beginning January 1, 2023	January 1 and July 1, beginning January 1, 2023

CUSIP / ISIN:	87612K AA0 / US87612KAA07	87612K AC6 / US87612KAC62

Joint book-running managers:	Mizuho Securities USA LLC BofA Securities, Inc. J.P. Morgan Securities LLC Wells Fargo Securities, LLC PNC Capital Markets LLC RBC Capital Markets, LLC Truist Securities, Inc.

Co-managers:

Barclays Capital Inc.

CIBC World Markets Corp.

Fifth Third Securities, Inc.

MUFG Securities Americas Inc.

Regions Securities LLC

Scotia Capital (USA) Inc.

SMBC Nikko Securities America, Inc.

TD Securities (USA) LLC

U.S. Bancorp Investments, Inc.

Zions Direct, Inc.

*	Note: A securities rating is not a recommendation to buy, sell or hold securities and is subject to revision or withdrawal at any time.
**

We expect delivery of the notes will be made against payment therefor on or about July 7, 2022, which is the tenth business day following the date of pricing of the notes (such settlement being referred to as “T+10”). Under Rule 15c6-1 of the Securities Exchange Act of 1934, trades in the secondary market generally are required to settle in two business days unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the notes prior to the second trading day prior to the closing of this offering will be required, by virtue of the fact that the notes initially will settle in T+10, to specify an alternate settlement cycle at the time of any such trade to prevent failed settlement and should consult their own advisers.

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The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and any other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC web site at http://www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by contacting Mizuho Securities USA LLC at (866) 271-7403, BofA Securities, Inc. at (800) 294-1322 or dg.prospectus_requests@bofa.com, J.P. Morgan Securities LLC at (212) 834-4533 or Wells Fargo Securities, LLC at (800) 645-3751 or wfscustomerservice@wellsfargo.com.

ANY DISCLAIMERS OR OTHER NOTICES THAT MAY APPEAR BELOW ARE NOT APPLICABLE TO THIS COMMUNICATION AND SHOULD BE DISREGARDED. SUCH DISCLAIMERS OR OTHER NOTICES WERE AUTOMATICALLY GENERATED AS A RESULT OF THIS COMMUNICATION BEING SENT VIA BLOOMBERG OR ANOTHER EMAIL SYSTEM.